UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Purchase Agreement

On February 7, 2024, Baosheng Media Group Holdings Limited, a company formed under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to US$2,000,000 of the Company’s ordinary shares (the “Ordinary Shares”) to the Investor, from time to time during the period commencing on February 7, 2024 and ending on the earlier of (i) the date on which the Investor shall have cumulatively purchased such number of Ordinary Shares pursuant to the Purchase Agreement equal to US$2,000,000 or (ii) February 6, 2025.

Additionally, pursuant to the Purchase Agreement, the Company agreed to file a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”), covering the offering and sale of the Ordinary Shares issued under the Purchase Agreement.

In consideration for entering into the Purchase Agreement, the Company will issue up to US$30,000 of Ordinary Shares to the Investor as consideration for the Investor’s commitment to purchase up to US$2,000,000 of Ordinary Shares under the Purchase Agreement, subject to certain adjustments therein. The purchase price per Ordinary Share for each purchase under the Purchase Agreement will be equal to eighty percent of the lowest daily closing price of the Ordinary Shares as reported on the Nasdaq Stock Market during the five business days beginning on and including the date that the Investor receives the Company’s written purchase notice under the Purchase Agreement.

The Company may elect to terminate the Purchase Agreement at any time, without any cost or penalty. The Investor has agreed that neither it nor any of its agents, representatives or affiliates shall engage in or effect any direct or indirect short-selling or hedging of the Ordinary Shares during any time prior to the termination of the Purchase Agreement.

The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of shares sold to the Investor and the prices at which the Company sells shares to the Investor. The Company expects that any net proceeds it receives from such sales will be used for general corporate purposes, including working capital.

The foregoing descriptions of the Purchase Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Incorporation by Reference

This report on Form 6-K, including Exhibit 5.1, Exhibit 10.1 and Exhibit 23.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1	Securities Purchase Agreement, dated February 7, 2024, between Baosheng Media Group Holdings Limited and VG Master Fund SPC
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: February 7, 2024	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer